SCHEDULE TO-C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name Of Subject Company (Issuer))

SONAE, SGPS, S.A.
SONAECOM, SGPS, S.A.

(Names of Filing Persons (Offerors))

ORDINARY SHARES
AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

André Sousa Sonae, SGPS, S.A. Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Luísa Ferreira Sonaecom, SGPS, S.A. Rua Henrique Pousão, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

Not Applicable	Not Applicable

(1)	No filing fee is required pursuant to General Instruction D of Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12:  EXHIBITS

(a)(5)(1)	Press release issued by Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A. on February 7, 2006

(a)(5)(1)

FOR IMMEDIATE RELEASE

SONAECOM SGPS, SA
Head Office: Lugar do Espido, Via Norte, Maia
Maia Commercial Registry Nr. 45 466
Share Capital: Euros 296.526.868
Fiscal Number 502 028 351
Sociedade Aberta
ANNOUNCEMENT
Following the announcement of the decision to launch a general tender offer for the acquisition of the shares representing the share capital of Portugal Telecom, SGPS, S.A. (PT), Sonae SGPS, S. A. and Sonaecom, SGPS, S. A. (Sonaecom) hereby make public the following:
1. The launch of the offer, once the conditions that it is subject to are fulfilled, will be made by Sonaecom, directly and/or by special purpose vehicles incorporated for those purposes;
2. Sonaecom has secured the necessary financing for the acquisition of the entire share capital of PT with the Santander Group. This financing commitment does not involve any guarantees from Sonae SGPS and is subject to a repayment schedule with a maturity of up to 7 years;
3. Should the tender offer be successful and if necessary, a share capital increase is envisaged at Sonaecom for a maximum amount of up to 1,500 million Euros;
4. The pro-rata funding of the subscription of such share capital increase by Sonae SGPS, is also fully secured and will be exclusively guaranteed, up to an amount of 750 million Euros, by its shareholding in Sonaecom (i.e., with no recourse to any other assets held by Sonae SGPS);
5. Finally, Sonaecom has also ensured the funds that may become necessary to refinance the current outstanding debt at PT Group (in its entirety, if necessary) prevailing at the time, in the event of success of the tender offer.
This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of

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Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, Sonae, SGPS, S.A. and/or Sonaecom will be filing a Tender Offer Statement containing the Offer Document and other related documentation and PT will be filing a Solicitation/Recommendation Statement with the SEC after the Offer Document is made available to PT Shareholders. Free copies of those documents will be available from the date the Offer Document is made available to PT Shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and Form of Acceptance accompanying the Offer Document will be made available to all PT Shareholders at no charge to them. PT Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance when they are made available to them because they will contain important information. PT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.
Unless otherwise determined by Sonae, SGPS, S.A. and/or Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonae, SGPS, S.A. and/or Sonaecom and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.
Notwithstanding the foregoing, Sonae, SGPS, S.A. and/or Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.
The availability of the Offer to persons not resident in Portugal may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Portugal should inform themselves about and observe any applicable requirements.
The Offer will be made by Sonae, SGPS, S.A. and/or Sonaecom and (outside the United States) by Banco Santander de Negócios Portugal, SA on its or their behalf.
Maia, 7 February 2006
Sonae SGPS
Sonaecom SGPS

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